Filed By TTM Technologies, Inc.
Pursuant to Rule 425 Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: TTM Technologies, Inc.
Commission File No. 000-31285
[TTM TECHNOLOGIES, INC. EMPLOYEE ANNOUNCEMENT LETTER — NOVEMBER 16, 2009]

Date	November 16, 2009

To	All TTM Employees

Subject	Business Combination between TTM and Meadville Group PCB
Today, TTM Technologies, Inc. announced a definitive agreement that will result in the business combination of TTM and the printed circuit board business of Meadville, creating one of the leading printed circuit board companies in the world.
The Meadville Group is headquartered in Hong Kong and operates seven facilities in mainland China and one in Hong Kong. They are one of the leading PCB manufacturers in China with 2008 sales of US $669 million. Meadville focuses on higher technology PCBs and chip carrier substrates. Additional information can be found at www.meadvillegroup.com.
This announcement is the result of a long and thorough investigation to identify potential companies that would position TTM to service customers on a global basis. Our constant objective has been to find a global partner that would enhance TTM’s commercial offering with high volume production and complimentary technologies.
We are very excited about the combination of TTM and Meadville. This transaction provides the ideal expansion of TTM’s model into Asia. The joining of our two companies will make us both stronger by creating one of the best global one-stop solution for printed circuit board products and backplane assemblies.
The combination will create significant competitive advantages for both companies. As one company, we will have a more diversified customer base with little overlap, broader end-market exposure, and expanded capabilities to service our customers on a global basis. Together, the new company will be the third largest printed board company in the world with combined 2008 sales of $1.35 billion.
The transaction is expected to close in the first quarter of 2010. Until that time, we are not allowed to jointly engage customers or have joint communications of any kind. We will keep you updated on significant developments during this transition period.
As always we appreciate your continued dedication to TTM.

Kent Alder
President & CEO
TTM Technologies, Inc.

Forward-Looking Statements
This communication contains forward-looking statements that relate to future events or performance. These statements reflect the company’s current expectations, and the company does not undertake to update or revise these forward-looking statements, even if experience or future changes make it clear that any projected results expressed or implied in this or other company statements will not be realized. Furthermore, readers are cautioned that these statements involve risks and uncertainties, many of which are beyond the company’s control, which could cause actual results to differ materially from the forward-looking statements. These risks and uncertainties include, but are not limited to, risks associated with obtaining regulatory approvals in the U.S. and China, the company’s dependence upon the electronics industry, the risks associated with integrating acquisitions, the company’s dependence upon a small number of customers, general economic conditions and specific conditions in the markets the company addresses, the unpredictability of and potential fluctuation in future revenues and operating results, increased competition from low-cost foreign manufacturers, and other “Risk Factors” set forth from time to time in SEC filings made by the company.
Important Information Relating to the Proposed Transaction
This document does not constitute an offer to sell or the solicitation of an offer to buy any securities of Meadville Holdings Limited (“Meadville”) or TTM or a solicitation of any vote or approval. In connection with the proposed transactions described in this document, TTM will file relevant materials with the U.S. Securities and Exchange Commission (the “SEC”) at www.sec.gov, and Meadville will publish certain relevant materials on the websites of the Securities and Futures Commission at www.sfc.hk and The Stock Exchange of Hong Kong at www.hkex.com.hk. TTM will file a Registration Statement on Form S-4 with the SEC that includes a proxy statement for the shareholders of TTM and a U.S. prospectus for Meadville and the shareholders of Meadville. TTM will mail the proxy statement/U.S. prospectus to its shareholders, and the U.S. prospectus to shareholders of Meadville or Meadville will include the U.S. prospectus in the circular to its shareholders. Before making any voting or investment decision, TTM’s and Meadville’s shareholders and investors are urged to read the circular and proxy statement/U.S. prospectus regarding such transactions when they become available because they will contain important information. The proxy statement/U.S. prospectus and other documents that will be filed by TTM with the SEC will be available free of charge at the SEC’s website, www.sec.gov, or by directing a request when such a filing is made to TTM, 2630 S. Harbor Blvd., Santa Ana, CA 92704, Attention: Investor Relations.
Participants in Solicitation
TTM, its directors and certain of its executive officers may be considered participants in the solicitation of proxies in connection with the transactions described in this document. Information about the directors and executive officers of TTM is set out in TTM’s definitive proxy statement, which was filed with the SEC on March 26, 2009. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/U.S. prospectus which TTM will file with the SEC when it becomes available.